UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Collaboration Agreement and Supply Agreement

On June 2, 2026, Alpha Tau Medical Ltd. (the “Company”) together with its subsidiary, Alpha Tau Medical Inc., entered into a collaboration agreement and a supply agreement with Tolmar International Ltd. (“Tolmar”) (together the “Tolmar Agreements”). Pursuant to the Tolmar Agreements, the Company granted Tolmar exclusive U.S. commercialization rights for Alpha DaRT for prostate cancer. Tolmar will use commercially reasonable efforts to commercialize Alpha DaRT in accordance with a commercialization plan and the terms of the Tolmar Agreements. Tolmar will make an initial $15.0 million payment to be used for expanding the Company’s manufacturing capabilities for Alpha DaRT, and will make up to an aggregate of $161.5 million in clinical, regulatory and commercial milestone payments for the first prostate cancer indication. Tolmar will pay the Company for the supply of Alpha DaRT at 60% of the net sales of Alpha DaRT, subject to certain adjustments.

The Company granted Tolmar an option to expand into bladder cancer, subject to additional terms and payments, including a $5.0 million payment to Alpha Tau to be used for expanding the Company’s manufacturing capabilities for Alpha DaRT, as well as a further securities purchase as described further below. The Company also granted Tolmar the right to negotiate commercial rights in certain geographies in Central America and South America and to negotiate commercial rights to certain new products developed by the Company. Unless terminated earlier, the Tolmar Agreements will expire in 20 years following the first commercial sale of Alpha DaRT for prostate cancer in the U.S., subject to the terms and conditions of the Collaboration Agreement. Both parties may terminate the Tolmar Agreements (a) for the other party’s material breach, insolvency, or safety concerns, subject to a customary notice and cure period or (b) if the Company is unable to secure rights to intellectual property of a third party that is necessary for the exploitation of Alpha DaRT as contemplated under the Tolmar Agreements. Tolmar has the right to terminate the Tolmar Agreements without cause at any time with prior written notice to the Company. The Company has the right to terminate the Tolmar Agreements if Tolmar (a) is acquired by an entity that has certain competing products, subject to certain cure provisions, (b) challenges the intellectual property rights licensed to Tolmar or (c) violates applicable laws.

Securities Purchase Agreement.

On June 2, 2026, concurrent with the execution of the Tolmar Agreements, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Tolmar for the sale by the Company of 1,668,057 (the “Initial Shares”) of its ordinary shares, no par value per share (the “Ordinary Shares”), in a private placement (the “Private Placement”), at a purchase price of $11.99 per Ordinary Share, a 25% premium to the 30-trading day volume-weighted average price (“VWAP”) ending the trading day prior to the entry into the Purchase Agreement. The Purchase Agreement also contains provisions for Tolmar, upon exercise of the option in the Tolmar Agreements to expand into bladder cancer, to purchase an amount of Ordinary Shares equivalent to $5,000,000 (the “Additional Shares” and, together with the Initial Shares, the “Shares”), at a price per Ordinary Share equal to a 25% premium to the then-prevailing 30-trading day VWAP.

The Company expects to receive gross proceeds of $20.0 million from the Private Placement, before deducting the estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for general corporate purposes. The Purchase Agreement contains customary representations, warranties and agreements by the parties, customary conditions to closing, indemnification obligations of the parties, termination provisions and other obligations of the parties. Under certain circumstances the Company may be required to provide resale registration rights to Tolmar with respect to the Ordinary Shares purchased in the Private Placement.

The offer and sale of the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

On June 3, 2026, the Company issued a press release announcing the entry into the Tolmar Agreements and the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Report.

This Report and the related exhibits are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274457, 333-288240 and 333-295359) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733, 333-285745 and 333-294151).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: June 3, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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